DocuS gn Enve ope ID: 39169401-258F-44BC-B167-ED41D5AAEE67

OFFICER'S FINANCIAL CERTIFICATION

I, John Lustina, certify that:

(1) the financial statements of Big Brother Holding Company, LLC DBA Beer Church Brewing Co. included in this Form are true and complete in all material respects; and

(2) there was no tax return information for Big Brother Holding Company, LLC DBA Beer Church Brewing Co. filed for the fiscal year ended December 31, 2015.

IN WITNESS WHEREOF, this Officer's Financial Certification has been executed as of the 12th day of July, 2016.

DocuSigned by:

Signature: John Lustina

Name: John Lustina

Title: President

UNAUDITED

BIG BROTHER HOLDING COMPANY LLC
BALANCE SHEET
As of December 31, 2015

ASSETS

CURRENT ASSETS

Cash In Bank	$	33.76
Total Current Assets		33.76

PROPERTY AND EQUIPMENT

OTHER ASSETS

Start-up Costs		11,797.38
Organizational Costs		383.10
Total Other Assets		12,180.48
TOTAL ASSETS	$	12,214.24

UNAUDITED

BIG BROTHER HOLDING COMPANY LLC
BALANCE SHEET
As of December 31, 2015

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

LONG-TERM LIABILITIES

STOCKHOLDERS' EQUITY

Retained Earnings	12,214.24
Total Stockholders' Equity	12,214.24
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 12,214.24

UNAUDITED

BIG BROTHER HOLDING COMPANY LLC
INCOME STATEMENT

12 Months Ended
December 31, 2015

Sales

Less Returns & Allowances   0.00

Operating Expenses

Other Income (Expense)

UNAUDITED

BIG BROTHER HOLDING COMPANY LLC
STATEMENT OF CASH FLOW
As of December 31, 2015

NET INCOME FROM OPERATIONS	$	0
SOURCES OF CASH:		
Increase in Equity (net of current period net income)	11,956	
TOTAL SOURCES OF CASH:		11,956
USES OF CASH:		
Increase in Other Assets	(11,922)	
TOTAL USES OF CASH		(11,922)
NET CHANGE IN CASH	$	34
OPENING CASH	$	0
CLOSING CASH		34
NET CHANGE IN CASH, RECONCILED	$	34

Restricted for Management's Use Only
PADGETT BUSINESS SERVICES

UNAUDITED

BIG BROTHER HOLDING COMPANY LLC
Statement of Changes in Equity

For the period from 1/1/2015 to 12/31/2015

Capital Accounts

Balance at beginning of period (1/1/2015)	$	258
Capital contributions	$	11,956
Balance at end of period (12/31/2015)	$	12,214